UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-2402

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Capital Accumulation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation 1 Hormel Place Austin, MN 55912 507-437-5611

Capital Accumulation Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2025 and 2024

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Capital Accumulation Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Capital Accumulation Plan (the Plan) as of December 31, 2025 and 2024, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2025 and 2024, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2025 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1996.

Minneapolis, Minnesota

June 9, 2026

Capital Accumulation Plan

Statements of Net Assets Available for Benefits

	December 31, 2025	December 31, 2024
Assets
Investments:
Investments at fair value	$169,670,509	$145,544,671
Investments at contract value	28,985,019	31,228,910
Total investments	198,655,528	176,773,581
Receivables:
Contributions from employer	216,318	125,906
Contributions from participants	211,776	216,206
Promissory notes from participants	10,448,537	9,824,678
Interest and dividend income	34,687	34,277
Total receivables	10,911,317	10,201,067
Net assets available for benefits	$209,566,845	$186,974,648

See accompanying notes to the financial statements.

Capital Accumulation Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2025	Year Ended December 31, 2024
Additions:
Contributions from employer	$6,360,756	$8,132,055
Contributions from participants	12,505,547	11,918,138
Employee rollover	781,093	388,650
Interest and dividend income	1,120,194	1,153,579
Interest income – promissory notes receivable	895,147	762,690
Total additions	21,662,737	22,355,113

Deductions:
Distributions	21,818,538	21,851,682
Administrative expenses	258,748	266,178
Total deductions	22,077,286	22,117,860

Net realized and unrealized appreciation in fair value of investments	23,006,745	15,073,906
Net additions (deductions)	22,592,197	15,311,159
Net assets available for benefits at beginning of period	186,974,648	171,663,489
Net assets available for benefits at end of period	$209,566,845	$186,974,648

See accompanying notes to the financial statements.

Capital Accumulation Plan
Notes to the Financial Statements
December 31, 2025
1. Description of the Plan
The following description of the Capital Accumulation Plan (the Plan) provides only general information. Participants should refer to the plan document or summary plan description for a more complete description of the Plan’s provisions.
General - The Plan, sponsored by Rochelle Foods, LLC, is a defined contribution plan covering certain non-exempt hourly employees of Rochelle Foods, LLC; Creative Contract Packaging, LLC; Osceola Food, LLC; Burke Marketing Corporation; Provena Foods, Inc.; Lloyd’s Barbeque Company, LLC; Progressive Processing, LLC; Skippy Foods, LLC; Fontanini Foods, LLC; Columbus Manufacturing, Inc.; Alma Foods, LLC; Sadler's Smokehouse, LLC and Hormel Foods Operations, LLC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
During the plan year ended December 31, 2024, the following amendments were made to the Plan's participating employers:
•Effective October 18, 2024, the closing date of the divestiture, Hormel Health Labs, LLC ceased being a participating employer in the Plan. Participants employed by Hormel Health Labs, LLC as of the closing date of the sale were fully vested in the participant's account under the plan.
•Effective November 18, 2024, the closing date of the divestiture, Mountain Prairie, LLC ceased being a participating employer in the Plan. Participants employed by Mountain Prairie, LLC as of the closing date of the sale were fully vested in the participant's account under the plan.
Eligibility - Employees in recognized employment, as defined by the Plan, become participants immediately or upon completing six months and 500 hours of eligibility service, depending on participating employer.
Contributions - Employees who elect to contribute to the Plan can authorize a deduction of 1% to 50% of their pre-tax and/or after tax compensation, subject to Internal Revenue Service (IRS) limitations. Eligible employees who have not enrolled shall be deemed to have automatically elected to contribute 2% of their pre-tax compensation to the Plan through payroll deductions. Participants automatically enrolled will have their contribution percentage increased by 1% each year up to a maximum of either 4% or 6% of eligible compensation. Participants receive advance notice of their right to elect out of both of these automatic plan features and are permitted to stop or change either feature at any time.
The employer provides matching contributions and fixed incentive contributions. These contributions vary according to employee classification and employer.
Participant Accounts - Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contributions, the employer’s contributions, and an allocation of the earnings and losses for the participant’s selected investment funds. The participant’s account is charged with an allocation of administrative expenses if the employer does not pay those expenses from its own assets. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Investments - Contributions to the Plan are invested in one or more investment funds at the option of the participant. The Plan contains a diversified selection of funds intended to satisfy Section 404(c) of ERISA. Participants may also invest in self-directed brokerage accounts.
Vesting - Participant contributions are fully vested immediately. Participants generally become 100% vested after five years of vesting service (20% per year) in the employer matching contributions and fixed incentive contributions.
Payment of Benefits - Benefits are payable upon termination of service due to death, disability, termination, or retirement. Participants may elect to receive the vested interest of their accounts in the form of a lump sum, annuity, partial payments, or installments. Complete details of payment provisions are described in a summary plan description, available from the Sponsor.
Forfeitures and Unallocated Assets - Forfeited balances of terminated participants’ non-vested accounts are used to reduce future employer contributions or plan administrative expenses. Forfeitures used to reduce employer contributions and plan administrative expenses for the years ended December 31, 2025 and December 31, 2024, totaled $2,106,382 and $146,432, respectively. Forfeited accounts and unallocated assets (e.g. loan repayments, rollovers) as of December 31, 2025 and December 31, 2024 were $110,284 and $1,274,721, respectively.
Notes Receivable from Participants - Participants may borrow from their accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their vested account balances. Loan terms range from one year to five years or up to 15 years for the purchase of a primary residence. The interest rate is 2% over the prime rate of interest published in The Wall Street Journal on the date the loan is granted or, if the loan is for a primary residence, on the date the loan is requested. The loans are secured by the balance in the participant’s account. Participants are required to make repayments of principal and interest through payroll deductions. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Plan Termination - The employer may, at its sole discretion, discontinue contributions or terminate the Plan at any time, without the consent of any participant or beneficiary subject to restrictions set by a collective bargaining agreement and subject to the provisions of ERISA. Upon the Plan’s termination, all amounts credited to participants would become fully vested, and assets of the Plan would be distributed to participants based on amounts previously credited to their respective accounts.

2. Significant Accounting Policies
Basis of Accounting - The accounting records of the Plan are maintained on the accrual basis.
Investment Valuation and Income Recognition - Investments held by the Plan are stated at fair value with the exception of fully benefit-responsive investment contracts. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). For the portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts, contract value is the relevant measure because it is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. See Note 3 - Fair Value Measurements for further discussion of investment valuation.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the period or year.
Payment of Benefits - Benefit payments to participants are recorded upon distribution. There were no distributions payable to participants as of December 31, 2025 or December 31, 2024.
Notes Receivable from Participants - Promissory notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2025 or December 31, 2024.
Administrative Expenses - All costs and expenses of administering the Plan are paid by the Plan or the Employer.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States (US GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Rounding - Certain amounts in the financial statements and associated notes may not foot due to rounding. All percentages have been calculated using unrounded amounts.
Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3. Fair Value Measurements
Accounting guidance establishes a framework for measuring fair value. That framework classifies assets and liabilities measured at fair value into one of three levels based on the lowest level of input significant to the valuation. The three levels are defined as follows:
•Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2: Observable inputs, other than those included in Level 1, based on quoted prices for similar assets and liabilities in active markets, or quoted prices for identical assets and liabilities in inactive markets.
•Level 3: Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The following is a description of the valuation methodologies used for instruments held by the Plan measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Non-Pooled Separate Account
The non-pooled separate account consists of common stock of the Company, which is valued at the last reported sales price on the last business day of the period, and a portion of uninvested cash, which is reported at carrying value as maturities are less than three months. This non-pooled separate account is deemed to be a Level 1 investment. Participants are authorized to invest up to 100% of the fair value of their net assets available for benefits in this fund. The Company has implemented a dividend pass through election for its participants.
As directed by Empower Trust Company, LLC, the Plan’s independent fiduciary, the trustee will vote any allocated shares for which it has not received a voting instruction from the participant, as well as any unallocated shares, in the same proportion as those allocated shares for which participants have provided their voting instructions, unless contrary to ERISA. For tender or exchange offers, participants shall have the same rights as for voting, except that any shares for which participants have not provided a tender or exchange direction, will not be tendered or exchanged.

This fund is approximately 2% and 3% of the total investments in the Plan at December 31, 2025 and December 31, 2024, respectfully.
Mutual Funds
The fair value of mutual funds are determined by net asset value (NAV) of shares held by the Plan on the last trading day of the Plan year based on quoted market prices and are deemed to be Level 1 investments.
Self-Directed Brokerage Assets
The self-directed brokerage assets consist of common stock and mutual funds, which are valued at the last reported sales price on the last business day of the period/year, and uninvested cash, which is recorded at carrying value as maturities are less than three months. These assets are deemed to be a Level 1 investment.
Separate Trust Accounts - Mutual Funds
The mutual funds are held in separate investment accounts, which are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, which include a mix of U.S. and international equities, fixed income investments, and cash. There are no restrictions on redemptions and no unfunded commitments.
•The U.S. equities investments include a mix of predominately U.S. common stocks, bonds, and cash.
•The international equities investment includes a mix of predominately foreign common stocks and cash.
•The fixed income investment includes a mix of domestic and foreign securities, including corporate obligations, government securities, mortgage-backed and other asset-backed securities, preferred stocks, and cash.

Separate Trust Accounts - Collective Trust Funds
The collective trust funds are held in separate investment accounts, which are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, which include a mix of U.S. and international equities, fixed income investments, and cash. There are no restrictions on redemptions and no unfunded commitments.

•The LifePath funds are target retirement date funds and include investments in highly diversified funds designed to remain appropriate for investors in terms of risk through a variety of life circumstances. These funds contain a mix of domestic and foreign equities, fixed income investments, and cash.
•The U.S. equities funds include a mix of predominately U.S. common stocks, bonds, and cash.
•The international equities fund includes a mix of predominately foreign common stocks and cash.
•The fixed income fund includes a mix of domestic and foreign securities, including corporate obligations, government securities, mortgage-backed and other asset-backed securities, domestic and foreign common stocks, and cash.

The investments of the Plan that are measured at fair value on a recurring basis as of December 31, 2025 and December 31, 2024, and their level within the fair value hierarchy, are as follows:

	Fair Value Measurements at December 31, 2025
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Non-pooled separate account:
Hormel Foods Corporation Stock Fund	$3,219,586	$3,219,586	$—	$—

Mutual funds	4,176,588	4,176,588	—	—

Self-directed brokerage accounts	251,526	251,526	—	—
Total investments in the fair value hierarchy	7,647,700	$7,647,700	$—	$—

Investments measured at net asset value as a practical expedient:
Separate trust accounts:
Collective trusts	162,022,809
Total separate trust accounts	162,022,809
Total investments at fair value	$169,670,509

	Fair Value Measurements at December 31, 2024
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Non-pooled separate account:
Hormel Foods Corporation Stock Fund	$4,594,251	$4,594,251	$—	$—

Mutual funds	3,284,281	3,284,281	—	—

Self-directed brokerage accounts	167,462	167,462	—	—
Total investments in the fair value hierarchy	8,045,994	$8,045,994	$—	$—

Investments measured at net asset value as a practical expedient:
Separate trust accounts:
Collective trusts	137,498,677
Total separate trust accounts	137,498,677
Total investments at fair value	$145,544,671

4. Fully Benefit-Responsive Investment Contract
The General Investment Account is a fully benefit-responsive investment and is reported at contract value in the statements of net assets available for benefits. The statements of changes in net assets available for benefits are also prepared on a contract value basis. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.
The fully benefit-responsive investment contract with Empower Retirement, LLC (Empower) is a general account evergreen group annuity contract. Empower maintains the contributions in a general account. Specific securities within the general account are not attributed to the investment contract with the Plan. The Plan owns a series of guarantees that are embedded in the insurance contract. The contractual guarantees are backed up by the full faith and credit of Empower, the contract issuer. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Empower is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer and includes such factors as the investment-year method experience of the underlying contract or pool, projected levels of cash flows within the current interest rate environment, and the projected maturity of the underlying investments. Such interest rates are reviewed on a semiannual basis for resetting.

The investment option for the General Investment Account is a Stable Interest Account, provided through a group annuity contract. This contract does not allow the insurance company to terminate the agreement prior to a breach of the contract terms by the investor. The Plan may terminate the contract on the contract anniversary date with 90 days prior notice.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Sponsor or other Sponsor event (e.g., divestitures or spin-offs of a subsidiary) that causes a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

5. Income Tax Status
The Plan has received a determination letter from the IRS dated May 11, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Related Parties

The Plan maintains the following investments that qualify as party-in-interest transactions:
•collective trust funds managed by EmpowerTrust Company, LLC;
•common stock of Hormel Foods Corporation; and
•General Investment Account of the record keeper, the Empower Retirement, LLC.

These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

Capital Accumulation Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN: 36-3889635 Plan Number: 001

December 31, 2025

Identity of Issuer, Borrower, Lessor, or Similar Party	Number of Shares/Units Held		Current Value

Insurance company general account:
Empower Retirement, LLC*:
General Investment Account, contract value			$28,985,019

Mutual funds:
Fidelity Global EX US Index	65,080	units	1,214,389
Fidelity Small Cap Index	57,152	units	1,767,724
Global Equity Fund LSV Global Value	81,609	units	1,194,476
Total mutual funds			4,176,588

Non-pooled separate account:
Empower Trust Company, LLC*:
Hormel Foods Corporation Stock Fund*	55,792	units	3,219,586

Separate trust accounts:
Empower Trust Company, LLC*:
BlackRock Equity Index S&P 500	159,821	units	8,418,380
BlackRock LifePath Index 2030	1,192,152	units	27,810,143
BlackRock LifePath Index 2035	944,950	units	24,487,730
BlackRock LifePath Index 2040	594,714	units	16,921,894
BlackRock LifePath Index 2045	515,141	units	15,864,791
BlackRock LifePath Index 2050	398,491	units	12,962,722
BlackRock LifePath Index 2055	304,570	units	10,116,523
BlackRock LifePath Index 2060	253,330	units	7,028,772
BlackRock LifePath Index 2065	228,385	units	3,402,186
BlackRock LifePath Index 2070	74,960	units	886,628
BlackRock LifePath Index Retirement	1,113,072	units	20,894,133
BlackRock US Debt Index	60,643	units	769,300
Core Plus Bond Fund	166,253	units	1,709,325
Global Equity Fund CIT	744,343	units	10,750,282
Total separate trust accounts			162,022,809

Self-directed brokerage assets
Charles Schwab & Co.			251,526

Promissory notes*	Varying maturity dates with interest rates ranging from 4.75% to 10.50%		10,448,537
Total assets (held at end of year)			$209,104,065

*Indicates a party-in-interest to the Plan.

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

CAPITAL ACCUMULATION PLAN

Date:	June 9, 2026	By:	/s/ PAUL R. KUEHNEMAN
PAUL R. KUEHNEMAN Interim CFO and Controller, Hormel Foods Corporation